11016977

SECU[...]SSION
Washington, D.C. 20549

pl 3/12

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2011
Washington, DC
110

SEC FILE NUMBER
8- 66467

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equus Financial Consulting, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

257 Riverside Avenue
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven Singer 561-784-8922
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP
(Name – *if individual, state last, first, middle name*)

51 Locust Ave, Suite 303	New Canaan	CT	06840
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EQUUS FINANCIAL CONSULTING, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2010

OATH OR AFFIRMATION

I, Darryl Glatthorn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUUS FINANCIAL CONSULTING, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

[signature]
Signature

Managing Partner
Title

[signature]
Notary Public

Christine Minahan-Weimar
NOTARY PUBLIC
State of Connecticut
My Commission Expires
February 28, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

INDEPENDENT AUDITOR'S REPORT

To the Members of
Equus Financial Consulting, LLC
Westport, Connecticut

We have audited the accompanying statement of financial condition of Equus Financial Consulting, LLC, (the "Company") as of December 31, 2010, and the related statements of operations and changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equus Financial Consulting, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 14, 2011

90 Grove Street, Suite 101
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue, Suite 303
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 ***e-mail info@reynoldsrowella.com*** ***website: www.reynoldsrowella.com***

EXHIBIT A

EQUUS FINANCIAL CONSULTING, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$ 20,169
Accounts receivable	178,808
Prepaid expenses	7,882
TOTAL ASSETS	$ 206,859

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 7,440
Commissions payable	153,456
TOTAL LIABILITIES	160,896
MEMBERS' EQUITY	45,963
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 206,859

See accompanying notes to the financial statements.

EXHIBIT B

EQUUS FINANCIAL CONSULTING, LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES:	
Commission fees	$ 1,006,997
Consulting fees	1,000
TOTAL REVENUES	1,007,997
OPERATING EXPENSES:	
Commissions	926,201
Professional fees	26,500
Travel and entertainment	12,912
Filing fees	4,442
Rent	6,300
Office expense and telephone	12,467
Dues and subscriptions	544
Depreciation	853
Administrative	554
TOTAL OPERATING EXPENSES	990,773
NET INCOME	17,224
BEGINNING MEMBERS' EQUITY - January 1, 2010	23,739
Member contributions	5,000
ENDING MEMBERS' EQUITY - December 31, 2010	$ 45,963

See accompanying notes to the financial statements.

EXHIBIT C

EQUUS FINANCIAL CONSULTING, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 17,224
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	853
Changes in operating assets and liabilities:	
Accounts receivable	(129,366)
Prepaid expenses	(1,939)
Account payable and accrued expenses	240
Commissions payable	115,658
NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	2,670
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from member	5,000
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	5,000
NET INCREASE IN CASH	7,670
CASH AT BEGINNING OF YEAR	12,499
CASH AT END OF YEAR	$ 20,169

See accompanying notes to the financial statements.

EQUUS FINANCIAL CONSULTING, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Equus Financial Consulting, LLC, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company formed in the State of Delaware.

The members have agreed, in a letter addressed to the Company dated February 5, 2011, to provide the Company additional funding to finance its 2011 operations and maintain its minimum net capital requirements through March 31, 2012.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The Company records commissions when earned which is generally as of the transaction closing date. Consulting fees are recognized ratably over the term of the agreement.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months. There were no cash equivalents at year end.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company records an allowance for doubtful accounts, which is the Company's best estimate of the amount of probable credit losses on the existing accounts receivable. The allowance is determined based on the historical write-off experience and age of the receivables. The allowance for doubtful accounts is reviewed on a monthly basis. Past due balances over 90

EQUUS FINANCIAL CONSULTING, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable (continued)

days and over a specified amount are reviewed individually each month for collectibility and specific bad debt reserves are recorded as deemed necessary. Account balances are written off and removed from the allowance for doubtful accounts calculation when the Company determines that it is probable the receivable will not be recovered. At December 31, 2010, no allowance for doubtful accounts was deemed necessary.

Commissions Payable

The Company records commissions payable to contractors based on a percentage of revenue. Commissions are paid when cash is received. No commission payable is recorded for accounts receivable balances that are considered uncollectible and for which a reserve is recorded.

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements. The Company's 2006 through 2009 tax years are open for examinations by federal, state and local tax authorities.

Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date.

EQUUS FINANCIAL CONSULTING, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements (continued)

The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

NOTE 2 – FAIR VALUE MEASUREMENT

The Company's cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices derived from active markets. The amount was $20,169 at December 31, 2010.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company paid $42,268 in guaranteed payments to members for the year ended December 31, 2010. No amounts were due at December 31, 2010.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company rents office space in Westport, CT on a month to month basis. Rent expense charged to operations for the year ended December 31, 2010 was $6,300.

NOTE 5 – NET CAPITAL AND AGGREGATE INDEBTEDNESS REQUIREMENT

The Company is subject to Part 240 Rule 15c3-1 of the Securities Exchange Act of 1934 (SEC Rule 15c3-1). SEC Rule 15c3-1 requires the Company to maintain a minimum net capital balance and a maximum ratio of aggregate indebtedness to net capital not to exceed15 to 1.

EQUUS FINANCIAL CONSULTING, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 5 – NET CAPITAL AND AGGREGATE INDEBTEDNESS REQUIREMENT (continued)

At December 31, 2010, the Company's net capital balance as defined by Rule 15c3-1 was $11,305, which exceeded the minimum requirement of $10,726. At December 31, 2010, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 14.23 to 1.0.

As of December 31, 2010, the Company's net capital fell below 120% of its required minimum, and its aggregate indebtedness ratio was greater than 1200%. Under the requirements of SEC rules 17a-11(c)(1) and 17a-11(c)(3) respectively, the Company filed the required "early warning" notifications to the SEC and FINRA. The Company was in compliance with the required minimum net capital and the 120% threshold as of January 7, 2011.

NOTE 6 – RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 (SEC Rule 15c3-3) under paragraph (k)(2)(i) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions on behalf of customers through one or more bank accounts, each designated as a "Special Account for the Exclusive Benefit of Customers of the Company".

SUPPLEMENTARY INFORMATION

SCHEDULE I

EQUUS FINANCIAL CONSULTING, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2010

TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	$ 45,963
Deductions and/or charges for non-allowable assets:	
Accounts receivable, net of related accrued expenses	26,776
Prepaid expenses	7,882
	34,658
NET CAPITAL	11,305
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	10,726
EXCESS NET CAPITAL	$ 579
SHORTFALL NET CAPITAL AT 1,000 PERCENT	$ (4,785)

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There were no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited amended Form X-17A-5, Part II-A filing as of December 31, 2010.

EQUUS FINANCIAL CONSULTING, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2010

COMPUTATION OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 160,896
Total aggregate indebtedness	$ 160,896
Ratio: Aggregate indebtedness to net capital	14.23 to 1.0

EQUUS FINANCIAL CONSULTING, LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members of
Equus Financial Consulting, LLC
Westport, Connecticut

In planning and performing our audit of the financial statements of Equus Financial Consulting, LLC (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but

90 Grove Street, Suite 101
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue, Suite 303
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 **e-mail info@reynoldsrowella.com** **website: www.reynoldsrowella.com**

not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 14, 2011

EQUUS FINANCIAL CONSULTING, LLC
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENT RECONCILIATION
DECEMBER 31, 2010

Reynolds & Rowella LLP

Reynolds & Rowella LLP
EXPECT MORE FROM US

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENT RECONCILIATION

To the Members of
Equus Financial Consulting, LLC
Westport, Connecticut

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Equus Financial Consulting, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively, the "Specified Parties"), solely to assist you and the other Specified Parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report had been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

90 Grove Street, Suite 101
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue, Suite 303
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 ***e-mail info@reynoldsrowella.com*** ***website: www.reynoldsrowella.com***

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties listed above and is not intended to be and should not be used by anyone other than these Specified Parties.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

February 14, 2011
New Canaan, Connecticut

SIPC-7 (31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (31-REV 5/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066467 FINRA DEC
Equus Financial Consulting 5*5
257 Riverside Ave
Westport CT 06880-4822

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Steven Singer (561) 784-8922

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2,520.00

B. Less payment made with SIPC-6 filed (exclude interest) (150.00)
07/28/2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,370.00

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,370.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,370.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Equus Financial Consulting, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of February, 20 11.

Managing Partner
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 01, 20 10
and ending Dec 31, 20 10
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,007,998.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 0.00

2d. SIPC Net Operating Revenues $ 1,007,998.00

2e. General Assessment @ .0025 $ 2,520.00

(to page 1 but not less than $150 minimum)